                                                                 File No. 69-299
                                                                          ------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U-3A-2

           STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE
            U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING
                               COMPANY ACT OF 1935

                      To be Filed Annually Prior to March 1


                               NWO RESOURCES, INC.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1. Name, state of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                See List of Companies (Attachment 1)

                NWO Resources, Inc. ("NWO") was organized to acquire shares of Ohio Gas Company on December 12, 1984; NWO was incorporated in Ohio and is located in Columbus, Ohio.

        2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                Ohio Gas Company's pipe line system serves the communities of Bryan, Edgerton, Edon, Montpelier, Pioneer, Stryker, West Unity in Williams County, Ohio; Archbold, Lyons, Metamora, Pettisville, Swanton, Wauseon, Fayette, Delta, in Fulton County, Ohio; Antwerp, Paulding, Payne in Paulding County, Ohio; Florida, Liberty Center, Napoleon, Okolona, Ridgeville Corners in Henry County, Ohio; Defiance, Hicksville, Jewell, Ney, Sherwood in Defiance County, Ohio; Neapolis, Whitehouse in Lucas County, Ohio and rural customers in these areas.

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page two

        2.      (Continued)

                Ohio Gas Company is both a distributor and transporter of natural gas. All natural gas is delivered to Ohio Gas Company's system by Panhandle Eastern Pipe Line Company, ANR Pipeline Company and Crossroads Pipeline Company. Ohio Gas Company's transmission and distribution system consists of approximately 1,318 miles of mains (on a 3-inch main equivalent basis) serving, as of December 31, 2002, approximately 44,785 customers in northwest Ohio. Ohio Gas Company purchases gas for sale to customers from various suppliers and producers.

                Other companies referenced under item 1 have no properties.

        3. The following information is for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                (a) Number of kwh of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

                        Ohio Gas Company sold at retail 1,145,522 Mcf of natural gas in Ohio during the last calendar year, with revenue of approximately $8,503,451 related to these sales. In addition, 8,915,683 Mcf of gas was transported in Ohio for industrial, commercial and residential customers. Revenue recorded related to gas transported during the year totaled approximately $13,926,552.

                        Other companies referenced under item 1 -

                                      NONE

                (b) Number of Kwh of electric energy and Mcf of natural or manufactured gas distributed at retail outside the State which each such company is organized.

                                      NONE

                (c) Number of Kwh of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                      NONE

                (d) Number of Kwh of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page three

        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

                (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                      NONE

                (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                      NONE

                (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; and any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                      NONE

                (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                                      NONE

                (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                      NONE

NWO RESOURCES, INC.
U-3A-2, File No. 69-299
                 ------
Page four

                                    Exhibit A
                                    ---------

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

NWO Resources, Inc. and Subsidiaries - (Attachment 2)

Oceanic Exploration Company (an equity method investee of NWO Resources, Inc.) and its subsidiaries - (Attachment 3)


                                    Exhibit B
                                    ---------

Not Applicable


--------------------------------------------------------------------------------


The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on the 28th day of February, 2003.

                                        NWO Resources, Inc.


                                        By: /s/John E. Jones
                                           -------------------------------------
                                                     John E. Jones
                                                     Secretary/Treasurer
Witness:   /s/Joyce E. Knighton
         -------------------------

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

                               Mr. Samuel Randazzo
                               21 East State Street, Suite 1700 West
                               Columbus, Ohio 43215

                                                                    ATTACHMENT 1
                               NWO Resources, Inc.
                                List of Companies


SUBSIDIARIES:
-------------

Ohio Gas Company                                 Ohio Corporation
200 West High Street                             Natural Gas Distributor
Bryan, Ohio  43506                               E.I.N. 34-4320120


International Hydrocarbons                       Wyoming Corporation
P.O. Box 467                                     Investment Corporation
Cheyenne, Wyoming  82003                         E.I.N. 83-0275908


Ohio Gas Energy Services Company                 Ohio Corporation
200 West High Street                             Gas Purchasing Agent
Bryan, Ohio 43506                                E.I.N. 34-1918423



INVESTEES:

Oceanic Exploration Company                      Delaware Corporation
7800 E Dorado Place, Suite 250                   Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                       E.I.N. 84-0591071


Oceanic International Properties*                Colorado Corporation
7800 E Dorado Place, Suite 250                   Oil and Gas Exploration/Leasing
Englewood, Colorado  80111                       E.I.N. 84-0742419


Oceanic Atlantic Resources*                      U.K. Corporation
  (North Sea) Limited                            Oil and Gas Exploration/Leasing
% Oceanic Exploration Company                    E.I.N.  84-0782292
7800 E Dorado Place, Suite 250
Englewood, Colorado  80111

Petrotimor Companhia de Petroleos, S.A.R.L*      Portugal Corporation
Rua Vitor Cordon 45-B                            Oil and Gas Exploration/Leasing
Parish of Encarnacao - Lisbon                    E.I.N 84-0782301
Portugal


*     100% owned subsidiary of Oceanic Exploration Company.

                               NWO RESOURCES, INC.                  Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002


                                                 NWO                       Ohio Gas
                                              Resources      Ohio Gas       Energy       International Consolidating
ASSETS                                           Inc.        Company      Services Co.   Hydrocarbons     entries      Consolidated
                                             ------------------------------------------------------------------------  ------------
PROPERTY, PLANT AND EQUIPMENT
  Gas utility plant and equipment            $          -  $ 65,018,520                  $          - $    490,266 (3) $ 65,508,786
    Less accumulated depreciation
      and amortization                                  -   (34,463,501)                            -     (277,634)(3)  (34,741,135)
                                             ----------------------------------------------------------------------    ------------
                                                        -    30,555,019                             -      212,632       30,767,651
                                             ----------------------------------------------------------------------    ------------

CURRENT ASSETS
  Cash and investments                            140,925       843,241        127,244        161,133            -        1,272,543
  Accounts receivable less
    allowance of $ 79,819                          32,737     7,481,470      1,847,367          2,682   (1,584,526)(1)    7,779,730
  Unbilled revenues                                     -       800,639              -              -            -          800,639
  Deferred gas costs                                    -       481,257              -              -            -          481,257
  Materials and supplies                                -       519,573              -              -            -          519,573
  Gas in storage                                        -     9,128,614       (263,380)             -            -        8,865,234
  Refundable gross receipts tax                         -        87,848              -              -            -           87,848
  Prepayments and other                           495,363     2,760,430        (10,691)             -            -        3,245,102
                                             ----------------------------------------------------------------------    ------------

                                                  669,025    22,103,072      1,700,540        163,815   (1,584,526)      23,051,926
                                             ----------------------------------------------------------------------    ------------

OTHER ASSETS
  Investment in affiliate                       2,268,232             -              -              -            -        2,268,232
  Investment in Ohio Gas Company               45,219,785             -              -              -  (45,219,785)(2)            -
  Investment in Ohio Gas Energy                         -        94,457              -              -      (94,457)(2)            -
  Investment in International Hydrocarbons              -     9,703,815              -              -   (9,703,815)(2)            -
  Refundable gross receipts tax                         -     1,098,100              -              -            -        1,098,100
  Notes receivable                              4,100,000             -              -      9,540,000            -       13,640,000
  Other                                            22,916         4,547              -              -            -           27,463
                                             ----------------------------------------------------------------------    ------------
                                               51,610,933    10,900,919              -      9,540,000  (55,018,057)      17,033,795
                                             ----------------------------------------------------------------------    ------------

                                             $ 52,279,958  $ 63,559,010    $ 1,700,540    $ 9,703,815 $(56,389,951)    $ 70,853,372
                                             ======================================================================    ============

                               NWO RESOURCES, INC.                  Attachment 2
                           CONSOLIDATING BALANCE SHEET
                                December 31, 2002


                                                 NWO                       Ohio Gas
CAPITALIZATION                                Resources      Ohio Gas       Energy       International Consolidating
  AND LIABILITIES                                Inc.        Company      Services Co.   Hydrocarbons     entries      Consolidated
                                             ------------------------------------------------------------------------  ------------

CAPITALIZATION
  Preferred stock                            $ 23,000,000  $          -    $         -   $          - $          -     $ 23,000,000
  Common stock                                     34,001    12,354,750            100      5,102,000  (17,456,850)(2)       34,001
  Contributed capital                                   -     8,753,055              -      8,766,418  (17,519,473)(2)            -
  Additional paid-in capital                            -             -              -        325,000     (325,000)(2)            -
  Retained earnings (deficit)                  17,903,983    23,899,348         94,357     (4,489,603)   4,489,603 (2)   17,903,983
                                                                                                           (94,357)(2)
                                                                                                       (24,111,980)(2)
                                                                                                           490,266 (3)
                                                                                                          (277,634)(3)
                                             ----------------------------------------------------------------------    ------------

                                               40,937,984    45,007,153         94,457      9,703,815  (54,805,425)      40,937,984
                                             ----------------------------------------------------------------------    ------------

LONG-TERM DEBT                                 11,235,000             -                             -            -       11,235,000

CURRENT LIABILITIES
  Accounts payable                                  1,247     7,170,602      1,552,087              -   (1,552,087)(1)    7,171,849
  Line of credit                                        -     3,500,000                             -            -        3,500,000
  Accrued taxes                                        50     1,457,387         54,101              -      (32,439)(1)    1,479,099
  Other current liabilities                        33,382     1,774,788              -              -            -        1,808,170
                                             ----------------------------------------------------------------------    ------------

                                                   34,679    13,902,777      1,606,188              -    1,584,526)      13,959,118
                                             ----------------------------------------------------------------------    ------------

DEFERRED CREDITS
   AND OTHER LIABILITIES
  Federal income taxes                             72,295     1,892,309           (105)             -            -        1,964,499
  Investment tax credits                                -       392,895              -              -            -          392,895
  Regulatory obligations                                -       852,004              -              -            -          852,004
  Customer advances for construction                    -       946,968              -              -            -          946,968
  Other                                                 -       564,904              -              -            -          564,904
                                             ----------------------------------------------------------------------    ------------

                                                   72,295     4,649,080           (105)             -            -        4,721,270
                                             ----------------------------------------------------------------------    ------------

                                             $ 52,279,958  $ 63,559,010    $ 1,700,540   $  9,703,815 $(56,389,951)    $ 70,853,372
                                             ======================================================================    ============

Consolidating and eliminating entries
 (1) To eliminate intercompany taxes, interest, management fees and loans
 (2) To eliminate intercompany equity and investments in subsidiaries
 (3) To amortize excess of purchase price over net assets of Ohio Gas Company

                               NWO RESOURCES, INC.                  Attachment 2
                      CONSOLIDATING STATEMENT OF OPERATIONS
                  For the Twelve Months Ended December 31, 2002


                                                 NWO                       Ohio Gas
                                              Resources      Ohio Gas       Energy       International Consolidating
                                                 Inc.        Company      Services Co.   Hydrocarbons     entries      Consolidated
                                             ------------------------------------------------------------------------  ------------

OPERATING REVENUES                           $          -  $ 22,108,491    $   248,701   $          - $          -     $ 22,357,192

OPERATING EXPENSES
  Cost of gas                                           -     5,304,469              -              -            -        5,304,469
  Utility operations                                    -     5,880,823         50,275              -      (60,000)(1)    5,871,098
  Maintenance                                           -       684,994              -              -            -          684,994
  Depreciation and amortization                    25,446     2,021,437              -              -            -        2,046,883
  General and administrative                    1,208,848             -              -             63            -        1,208,911
  Other taxes                                          50     2,329,159         38,942              -            -        2,368,151
  Current federal tax (benefit)                  (463,333)    2,069,038         54,101        138,291            -        1,798,097
  Deferred federal tax (benefit)                        -      (208,992)            34              -            -         (208,958)
                                             ----------------------------------------------------------------------    ------------

                                                  771,011    18,080,928        143,352        138,354      (60,000)      19,073,645
                                             ----------------------------------------------------------------------    ------------

       Operating income (loss)                   (771,011)    4,027,563        105,349       (138,354)      60,000        3,283,547


OTHER INCOME (DEDUCTIONS)
  Income of subsidiaries                        4,184,701       373,533              -              -   (4,558,234)(2)            -
  Equity in income of affiliates               (1,748,191)            -              -              -            -       (1,748,191)
  Interest income                                 320,474             -              -        406,801            -          727,275
  Interest expense                               (502,878)     (221,316)          (647)             -          647 (1)     (724,194)
  Other                                            60,000         4,921            384              -      (60,647)(1)        4,658
                                             ----------------------------------------------------------------------    ------------

                                                2,314,106       157,138           (263)       406,801   (4,618,234)      (1,740,452)
                                             ----------------------------------------------------------------------    ------------


NET INCOME (LOSS)                            $  1,543,095  $  4,184,701    $   105,086   $    268,447 $ (4,558,234)    $  1,543,095
                                             ======================================================================    ============


Consolidating and eliminating entries
 (1) To eliminate intercompany taxes, interest, management fees and loans
 (2) To eliminate intercompany equity and investments in subsidiaries

                                                                    Attachment 3
                            OCEANIC EXPLORATION COMPANY
                           Consolidating Balance Sheet
                                December 31, 2002

                                               Oceanic       Oceanic       Oceanic     Petrotimor
                                             Exploration     Atlantic    Internat'l    Companhia
                                               Company      Resources    Properties   de Petroleos    Eliminations     Consolidated
                                             ---------------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                  $  2,842,271  $          -  $        -         39,642    $          -     $  2,881,913
  Receivables                                     431,367             -       1,680              -               -          433,047
  Receivables, affiliates                         130,941             -           -              -        (121,648)           9,293
  Prepaid expenses                                 39,489             -           -         14,090               -           53,579
  Investment in OIPC                            3,190,098             -           -              -      (3,190,098)               -
                                             ---------------------------------------------------------------------------------------
                                                6,634,166             -       1,680         53,732      (3,311,746)    $  3,377,832
                                             ---------------------------------------------------------------------------------------
  Oil and gas  property interests,
    full cost method                           39,000,000             -           -              -               -     $ 39,000,000
    Oil & gas unproved property interests               -             -           -          8,299          (8,299)               -
    Accumulated depletion                     (39,000,000)            -           -              -               -      (39,000,000)
                                             ---------------------------------------------------------------------------------------
                                                        -             -           -          8,299          (8,299)    $          -
                                             ---------------------------------------------------------------------------------------

  Notes receivable - Petrotimor                 3,404,533             -           -              -      (3,404,533)    $          -

  Furniture, fixtures & equipment                 169,620             -      20,213              -               -          189,833
  Less accumulated depreciation                  (101,319)            -     (20,213)             -               -         (121,532)
                                             ---------------------------------------------------------------------------------------
                                                   68,301             -           -              -               -     $     68,301
                                             ---------------------------------------------------------------------------------------

  Investment in foreign subsidiary                 39,642             -           -              -         (39,642)    $          -
  Restricted cash                                 186,629                                                                   186,629
  Goodwill net of accumulated amortization        346,659                                                                   346,659
  Other                                            12,500             -           -              -               -           12,500
                                             ---------------------------------------------------------------------------------------
                                             $ 10,692,430  $          -  $    1,680   $     62,031    $ (6,764,220)    $  3,991,921
                                             =======================================================================================

Liabilities and Stockholders Equity:
  Accounts payable                           $    130,277  $          -  $        -   $          -    $          -     $    130,277
  Accounts payable - affiliates                         -             -      67,237         54,411        (121,648)               -
  United Kingdom taxes payable                          -       547,426           -              -               -          547,426
  Accrued expenses                                231,348             -           -              -               -          231,348
                                             ---------------------------------------------------------------------------------------
                                                  361,625       547,426      67,237         54,411        (121,648)    $    909,051
                                             ---------------------------------------------------------------------------------------

Intercompany payable, net                         683,534      (683,534)          -              -               -     $          -
Non-current liabilities:
Note payable - Oceanic                                  -             -           -      3,404,533      (3,404,533)               -
Other non-current liabilities                      23,892             -           -              -                 -         23,892
                                             ---------------------------------------------------------------------------------------
                                                   23,892             -           -      3,404,533      (3,404,533)    $     23,892
                                             ---------------------------------------------------------------------------------------
     Total liabilities                          1,069,051      (136,108)     67,237      3,458,944      (3,526,181)    $    932,943
                                             ---------------------------------------------------------------------------------------

Stockholders Equity:
  Common stock                                  1,932,059           100         100        106,303        (106,303)    $  1,932,259
  Capital in excess of par value                1,847,241             -           -              -               -        1,847,241
  Net equity in subsidiaries                            -             -   3,190,098              -      (3,190,098)               -
  Retained earnings (deficit)                   5,844,079       136,008  (3,255,755)    (3,503,216)         58,362         (720,522)
                                             ---------------------------------------------------------------------------------------
                                                9,623,379       136,108     (65,557)    (3,396,913)     (3,238,039)    $  3,058,978
                                             ---------------------------------------------------------------------------------------

                                             $ 10,692,430  $          -  $    1,680   $     62,031    $ (6,764,220)    $  3,991,921
                                             =======================================================================================

                                                                    Attachment 3
                           OCEANIC EXPLORATION COMPANY
                         Consolidating Income Statement
                  For the Twelve Months Ended December 31, 2002


                                               Oceanic       Oceanic       Oceanic     Petrotimor
                                             Exploration     Atlantic    Internat'l    Companhia
                                               Company      Resources    Properties   de Petroleos    Eliminations     Consolidated
                                             ---------------------------------------------------------------------------------------
Revenues:
  Oil and gas sales                          $          -  $          -  $       29   $          -    $          -     $         29
  Interest income                                 132,560             -           -              -        (110,787)          21,773
  Staffing income                               2,421,528             -           -              -               -        2,421,528
  Other income                                    826,868             -           -              -        (138,057)         688,811
                                             ---------------------------------------------------------------------------------------
                                                3,380,956             -          29              -        (248,844)    $  3,132,141
                                             ---------------------------------------------------------------------------------------
Costs and expenses:
  Interest and financing costs                     (4,839)      (20,968)          -       (110,787)        110,787     $    (25,807)
  Exploration expenses                            (14,686)            -           -     (1,551,052)        138,057       (1,427,681)
  Staffing direct costs                        (1,997,170)            -           -              -               -       (1,997,170)
  Amortization and depreciation                   (95,196)            -           -              -               -          (95,196)
  General and administrative                   (2,155,459)      (31,302)          -              -               -       (2,186,761)
                                             ---------------------------------------------------------------------------------------
                                               (4,267,350)      (52,270)          -     (1,661,839)        248,844     $ (5,732,615)
                                             ---------------------------------------------------------------------------------------

Income (loss) before income taxes                (886,394)      (52,270)         29     (1,661,839)              -     $ (2,600,474)

Provision for income taxes                              -             -           -              -               -                -
                                             ---------------------------------------------------------------------------------------
Net income (loss)                              $ (886,394) $    (52,270) $       29   $ (1,661,839)   $          -     $ (2,600,474)
                                             =======================================================================================